X-Cal Resources Ltd.

PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

DELIVERED BY MAIL


06016829

SUPPL

September 7, 2006


SEC MAIL PROCESSING
RECEIVED
SEP 14 2006
WASH, D.C. 185 SECTION

Office of International Corporate Finance
U.S. Securities & Exchange Commission
450 - 5th Street NW
Mail Stop 3-9
Washington, DC 20549 USA

To Whom It May Concern:

Re: XCL - EXEMPTION # 82-1655

Please find enclosed the following documents for X-Cal Resources Ltd:

- News Release dated September 7, 2006
- Material Change Report dated September 6, 2006
- Material Change Report dated August 28, 2006

Sincerely,

X-CAL RESOURCES LTD.

Celeste White

PROCESSED
SEP 18 2006
THOMSON
FINANCIAL

cw/
encl

X-Cal Resources Ltd.

TSX/XCL **News Release** **September 7, 2006**

X-CAL COMPLETES PRIVATE PLACEMENT WITH KINROSS

X-Cal Resources Ltd. and Kinross Gold Corporation have completed the private placement announced on August 9, 2006. X-Cal has delivered 3.5 million of its common shares to Kinross @ $CAN 0.32 per share. The $1,120,000 proceeds of the private placement have been received and will be utilized on X-Cal's Nevada Gold projects.

In combination with its existing X-Cal shareholdings, Kinross beneficially owns a total of 13 million common shares, representing approximately 10.5% of 123,635,255 X-Cal shares outstanding at closing. The securities have been acquired for investment purposes by Kinross.

X-Cal has three Nevada Gold Properties: Sleeper is located in Humboldt County. The Mill Creek (Goat Window) and the Reese River (Horse Mountain Window) Properties are both located in the Cortez Area, Lander County, Nevada.

X-Cal is currently drilling on the Range Front Target at Sleeper. The Range Front Target is over 5km in length, located east of the Sleeper mine site. It is one of five priority target areas recommended for drilling within the 30 square mile Sleeper Gold District (see press release dated August 28/06).

X-Cal acquired 100% of the Sleeper Gold Project in May of this year by purchasing the 50% interest that was held by a joint-venture partner (see press release dated May 17/06).

The contents of this release have been reviewed by Robert Thomason, M.Sc., and Larry Kornze, P.Eng, who are "Qualified Persons" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com
For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 Fax: (604) 688-7740
Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.*

FORM 53-901.F
(previously Form 27)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE *SECURITIES ACT* (BRITISH COLUMBIA) AND SECTION 146(1) OF THE *SECURITIES ACT* (ALBERTA) AND UNDER SECTION 75(2) OF THE *SECURITIES ACT* (ONTARIO)

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL – SECTION 85" AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING".

1. **Reporting Issuer**

X-Cal Resources Ltd.
P.O. Box 48479 Bentall Centre
Vancouver, British Columbia V7X 1A0
Telephone: 604-662-8245

2. **Date of Material Change**

September 6, 2006

3. **Press Release**

A Press release was disseminated on Thursday, September 7, 2006.

4. **Summary of Material Change**

X-Cal Resources Ltd. and Kinross Gold Corporation have completed the private placement announced on August 9, 2006. X-Cal has delivered 3.5 million of its common shares to Kinross @ $CAN 0.32 per share. The $1,120,000 proceeds of the private placement have been received and will be utilized on X-Cal's Nevada Gold projects.

In combination with its existing X-Cal shareholdings, Kinross beneficially owns a total of 13 million common shares, representing approximately 10.5% of 123,635,255 X-Cal shares outstanding at closing. The securities have been acquired for investment purposes by Kinross.

5. **Full Description of Material Change**

See Schedule "A" Below

6. **Reliance on Section 85(2) of the Securities Act (British Columbia)**

N/A

7. Omitted Information

No information has been intentionally omitted from this form.

8. Senior Officers

The following senior officer of the Issuer may be contacted about the material change:

Shawn Kennedy
Telephone: 604-662-8245

9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, on September 7, 2006.

X-CAL RESOURCES LTD.

"Shawn Kennedy"

By: ______________________________
Shawn Kennedy, President

SCHEDULE "A"

X-Cal Resources Ltd.

TSX/XCL September 7, 2006

News Release

X-CAL COMPLETES PRIVATE PLACEMENT WITH KINROSS

X-Cal Resources Ltd. and Kinross Gold Corporation have completed the private placement announced on August 9, 2006. X-Cal has delivered 3.5 million of its common shares to Kinross @ $CAN 0.32 per share. The $1,120,000 proceeds of the private placement have been received and will be utilized on X-Cal's Nevada Gold projects.

In combination with its existing X-Cal shareholdings, Kinross beneficially owns a total of 13 million common shares, representing approximately 10.5% of 123,635,255 X-Cal shares outstanding at closing. The securities have been acquired for investment purposes by Kinross.

X-Cal has three Nevada Gold Properties: Sleeper is located in Humboldt County. The Mill Creek (Goat Window) and the Reese River (Horse Mountain Window) Properties are both located in the Cortez Area, Lander County, Nevada.

X-Cal is currently drilling on the Range Front Target at Sleeper. The Range Front Target is over 5km in length, located east of the Sleeper mine site. It is one of five priority target areas recommended for drilling within the 30 square mile Sleeper Gold District (see press release dated August 28/06).

X-Cal acquired 100% of the Sleeper Gold Project in May of this year by purchasing the 50% interest that was held by a joint-venture partner (see press release dated May 17/06).

The contents of this release have been reviewed by Robert Thomason, M.Sc., and Larry Kornze, P.Eng, who are "Qualified Persons" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

This release and related documents may contain certain "forward-looking statements" including, but not limited to, statements relating to interpretation of drilling results and potential mineralization, future exploration work at the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project and the expected results of this work. Forward looking statements are statements that are not historical facts and are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements, including, without limitation: risks related to fluctuations in gold prices; uncertainties related to raising sufficient financing to fund the planned work in a timely manner and on acceptable terms; changes in planned work resulting from weather, logistical, technical or other factors; the possibility that results of work will not fulfill expectations and realize the perceived potential of the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project; uncertainties involved in the interpretation of drilling results and other tests; the possibility that

required permits may not be obtained in a timely manner or at all; risk of accidents, equipment breakdowns or other unanticipated difficulties or interruptions; the possibility of cost overruns or unanticipated expenses in the work program; the risk of environmental contamination or damage resulting from the exploration operations at the Sleeper Gold Project, the Mill Creek Gold Project and the Reese River Project.

Forward-looking statements contained in this release and related documents are based on the beliefs, estimates and opinions of management on the date the statements are made. There can be no assurance that such statements will prove accurate. Actual results may differ materially from those anticipated or projected. X-Cal Resources Ltd. and X-Cal USA, Inc. undertake no obligation to update these forward-looking statements if management's beliefs, estimates or opinions, or other factors, should change.

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***

Tel: (604) 662-8245 *Fax: (604) 688-7740*

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.*

FORM 53-901.F
(previously Form 27)

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE *SECURITIES ACT* (BRITISH COLUMBIA) AND SECTION 146(1) OF THE *SECURITIES ACT* (ALBERTA) AND UNDER SECTION 75(2) OF THE *SECURITIES ACT* (ONTARIO)

This form is intended as a guideline. A letter or other document may be used if the substantive requirements of this form are complied with.

IF THIS REPORT IS FILED ON A CONFIDENTIAL BASIS, PUT AT THE BEGINNING OF THE REPORT IN BLOCK CAPITALS "CONFIDENTIAL – SECTION 85" AND FILE IN AN ENVELOPE MARKED "CONFIDENTIAL – ATTENTION: SUPERVISOR, FINANCIAL REPORTING".

1. **Reporting Issuer**

X-Cal Resources Ltd.
P.O. Box 48479 Bentall Centre
Vancouver, British Columbia V7X 1A0
Telephone: 604-662-8245

2. **Date of Material Change**

August 28, 2006

3. **Press Release**

A Press release was disseminated on Monday, August 28, 2006.

4. **Summary of Material Change**

Drilling begins this week on the Range Front Target at Sleeper. The Range Front is one of five priority target areas described in the March 2006, NI-43-101 type Technical Report on The Sleeper Gold Project by Thomason, Kornze and Rowe and also in a summary paper entitled Exploration Potential of the Sleeper Property by Dr Richard Sillitoe. The documents are available @ www.x-cal.com. The Range Front Target is a +5km long favorable area parallel and to the east of the Sleeper Mine site.

A major drill program designed to test each of the priority, mine scale targets at Sleeper is being planned by X-Cal's geologic team. The team consists of a group of professionals with Nevada track records. All available data from the massive Sleeper database (see Technical Report) is being utilized. The range front drilling is one aspect of a comprehensive program for Sleeper, described in general terms in the recently released 2006 X-Cal Annual Report.

5. **Full Description of Material Change**

See Schedule "A" Below

6. **Reliance on Section 85(2) of the Securities Act (British Columbia)**

N/A

7. **Omitted Information**

No information has been intentionally omitted from this form.

8. **Senior Officers**

The following senior officer of the Issuer may be contacted about the material change:

Shawn Kennedy
Telephone: 604-662-8245

9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, on August 28, 2006.

X-CAL RESOURCES LTD.

"Shawn Kennedy"

By: ______________________________
Shawn Kennedy, President

SCHEDULE "A"

X-Cal Resources Ltd.

TSX/XCL **News Release** **August 28, 2006**

DRILLING BEGINS AT SLEEPER

SLEEPER GOLD PROJECT
Humboldt County, Nevada

Drilling begins this week on the Range Front Target at Sleeper. The Range Front is one of five priority target areas described in the March 2006, NI-43-101 type Technical Report on The Sleeper Gold Project by Thomason, Kornze and Rowe and also in a summary paper entitled Exploration Potential of the Sleeper Property by Dr Richard Sillitoe. The documents are available @ www.x-cal.com. The Range Front Target is a +5km long favorable area parallel and to the east of the Sleeper Mine site.

A major drill program designed to test each of the priority, mine scale targets at Sleeper is being planned by X-Cal's geologic team. The team consists of a group of professionals with Nevada track records. All available data from the massive Sleeper database (see Technical Report) is being utilized. The range front drilling is one aspect of a comprehensive program for Sleeper, described in general terms in the recently released 2006 X-Cal Annual Report.

REESE RIVER (Horse Mountain Window) Property
Cortez Area, Lander County, Nevada

Geologic mapping and sampling of the Reese River/Horse Mountain Window property is ongoing. Additionally, a gravity geophysical survey has been completed and integrated with previous geophysics. Drill permit applications are nearing completion. X-Cal intends to meet the year 1 requirement of its agreement with Barrick (previously Placer Dome) for this property. Barrick has a one time back in right, which can be triggered by tripling X-Cal's year one expenditure on this early stage project. A NI-43-101 type of report on the Reese River/Horse Mountain Window Property will be filed prior to drilling.

Summary

Management is pleased to announce drilling at Sleeper. The Sleeper Gold project is the top priority for X-Cal. This project is advanced exploration with multiple targets requiring a major drill program. The acquisition of 100% of Sleeper earlier this year was an important building block for X-Cal.

X-Cal's early stage projects in the Cortez Area: "Mill Creek/Goat Window" and "Reese River/Horse Mountain Window" are being advanced.

The company has also recently staked claims in Pershing County, Nevada, covering favorable geology proximal to the Spring Valley Area.

The contents of this release have been reviewed by Robert Thomason, M.Sc., and Larry Kornze, P.Eng, who are "Qualified Persons" as defined by NI-43-101.

Shawn Kennedy
President

Caution Concerning Forward-Looking Statements

Visit our Website: www.x-cal.com
E-Mail: invrel@x-cal.com

For further information contact: ***Shawn Kennedy, President***

Tel: (604) 662-8245 *Fax: (604) 688-7740*

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poor's Directory.*